October 6, 2017

VIA EDGAR

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Take Two Interactive Software, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2017
Filed May 24, 2017
Form 10-Q for the Fiscal Quarter Ended June 30, 2017
Filed August 3, 2017
Form 8-K/A filed April 18, 2017
File No. 001-34003

Dear Ms. Collins:

We are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to Take-Two Interactive Software, Inc.’s (the “Company”) Form 10-K for the fiscal year ended March 31, 2017, filed May 24, 2017 (the “2017 Form 10-K”), Form 10-Q for the fiscal quarter ended June 30, 2017, filed August 3, 2017 (the “Form 10-Q”) and the Form 8-K/A filed April 18, 2017 (the “Form 8-K/A”), as contained in the letter, dated September 26, 2017 (the “Comment Letter”).

We have set forth each of the Staff’s comments below with the Company’s corresponding response and have numbered the items to correspond to the Comment Letter.

Form 10-Q for the Quarter Ended June 30, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Benefit from Income Taxes, page 23

1.              Your response to prior comment 1 indicates that you believe the disclosures surrounding your income tax benefit appropriately address the most significant factors that impacted your tax provision (benefit) period-over-period.  While we note that you have quantified the impact of excess tax benefits from employee stock compensation, it is unclear how the other factors noted, such as tax credits or change in valuation allowance, impacted your tax benefit. Please provide us with a quantified breakdown for each of the factors that impacted your tax provision (benefit) and confirm that in future filings, you will provide a quantified discussion of the individual factors that contributed to a material change in your tax provision (benefit). Refer to Section III.D of SEC Release 33-6835.

Response:

We respectfully acknowledge the Staff’s comment and the requirements of Section III.D of SEC Release 33-6835. The overall benefit for income taxes reported for the three months ended June 30, 2017 is based on our projected annual effective tax rate for fiscal year 2018, adjusted for specific items that are required to be recognized in the period in which they are incurred such as the impact of the excess tax benefits from employee stock compensation previously disclosed. Excluding these excess tax benefits, our estimated annual effective tax rate was approximately 9.8 percent for the three months ended June 30, 2017 compared to an estimated annual effective tax rate of approximately 9.3 percent for the comparable period ended June 30, 2016. The primary factors that had an impact on our overall tax benefit and estimated annual effective tax rate when compared to our U.S. federal statutory tax rate of 35 percent for the three months ended June 30, 2017 and June 30, 2016 consisted principally of the following:

Amounts shown in millions

	Three months ended
	June 30, 2017		June 30, 2016
Impact to:	Tax Expense/(Benefit)	ETR	Tax Expense/(Benefit)	ETR

Tax Credits	$(10.0)	(21.2)%	$2.1	(5.0)%
Valuation Allowance	$(2.9)	(6.0)%	$5.7	(13.4)%
Mix of Earnings	$(1.8)	(3.9)%	$3.3	(7.8)%

In future filings, we will provide quantitative and qualitative discussion of significant items that contribute to a material change on our tax provision (benefit).

Form 8-K/A filed April 18, 2017

Exhibit 99.1

2.              Your response to prior comment 5 indicates that as part of the income test, you made an adjustment of $38.5 million for the “net impact of revenue deferral” in arriving at Social Point’s U.S. GAAP loss before income taxes.  Please explain how you determined the amount of such adjustment and reconcile this amount to pro forma revenue adjustment (j) in Exhibit 99.2 for the year ended March 31, 2016.

Response:

In performing the significance test outlined in Rule 1-02(w) of Regulation S-X, we determined that a $38.5 million adjustment to revenue was necessary to reflect recognition over an estimated service period under U.S. GAAP instead of upfront recognition per Spanish GAAP and to arrive at Social Point’s U.S. GAAP loss before income taxes. We calculated the net impact of the revenue deferral adjustment using historic life-to-date sales for Social Point’s games through December 31, 2015, adjusted to reflect the estimated service period consistent with our accounting policies.

The pro forma revenue adjustment of $52.0 million made to derive pro forma combined results as disclosed in Exhibit 99.2 of our Form 8-K/A filed April 18, 2017 (adjustment (j)) combined two items: (a) the $38.5 million reduction in revenue for the Spanish-to-U.S. GAAP conversion adjustment described above and (b) an adjustment to write down Social Point’s U.S. GAAP historical deferred revenue balance of $13.5 million to a $0 fair value calculated in conjunction with our preliminary purchase price allocation. Therefore, the Social Point U.S. GAAP revenue for pro forma is $13.5 million less than the amount that was reflected in the U.S. GAAP revenue balance used in the significance test.

The table below reconciles Social Point’s Spanish GAAP revenue to standalone U.S. GAAP revenue used in the significance test described in our previous response. The table also reconciles to the Social Point U.S. GAAP revenue, net of pro forma adjustments.

Amounts shown in millions

	12/31/2015
Social Point Spanish GAAP revenue	$67.9
Net impact of revenue deferral to reconcile Spanish GAAP to US GAAP on a historical basis	(38.5)	A
Social Point US GAAP revenue	$29.4
less
Difference in recognition of previously deferred revenues due to purchase accounting adjustments	(13.5)	B
Social Point US GAAP pro forma adjusted revenue	$15.9

Pro forma adjustment to net revenue	$(52.0)	A+ B

In addition, the Company acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

Should you have any questions concerning this letter please call the undersigned at (646) 536-3003.

Very truly yours,

/s/ Lainie Goldstein

Lainie Goldstein
Chief Financial Officer

cc:                                David Edgar
Luna Bloom
Strauss Zelnick (Take-Two Interactive Software, Inc.)
Dan Emerson, Esq. (Take-Two Interactive Software, Inc.)
Matthew Breitman, Esq. (Take-Two Interactive Software, Inc.)
Adam M. Turteltaub, Esq. (Willkie Farr & Gallagher LLP)